TD BANKNORTH INC.
P.O. Box 9540
Two Portland Square
Portland, Maine 04112-9540
(207) 761-8500
December 5, 2005
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	TD Banknorth Inc.
Registration Statement on Form S-4
File No. 333-128268
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, TD Banknorth Inc. (“TD Banknorth”) hereby requests that the above captioned Registration Statement be ordered effective at 11:00 a.m. on Tuesday, December 6, 2005, or as soon thereafter as is practicable.
     In connection with this request, TD Banknorth acknowledges that:
•	TD Banknorth is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (“Commission”) from taking any action with respect to the Registration Statement; and

•	TD Banknorth may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In addition, TD Banknorth represents that it will comply with such provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 as may apply to it for this offering.

Very truly yours, TD BANKNORTH INC.
By:	/s/ Carol L. Mitchell
Carol L. Mitchell
Executive Vice President and General Counsel